Exhibit 99.1

IR-211

CNinsure Reports First Quarter 2016 Unaudited Financial Results

— Quarterly Net Revenues Beat Guidance, Up 56.7%

GUANGZHOU, May 24, 2016 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20161.

Financial Highlights for First Quarter of 2016:

(In thousands, except per ADS)	2015 Q1 (RMB)	2016 Q1 (RMB)	2016 Q1 (US$)	Change %
Total net revenues	579,501	907,864	140,798	56.7
Operating income (loss)	852	(19,998)	(3,102)	N/A
Marketing campaign expenses[2]	—	78,411	12,161	—
Net income attributable to the Company’s shareholders	33,002	19,360	3,003	-41.3
Basic net income per ADS	0.57	0.34	0.05	-41.6

Key Operational Metrics for CNinsure's Online Initiatives for the First Quarter of 2016:

●	CNpad Mobile Application ("CNpad App") - Our mobile workstation of proprietary sales support system:

➢	CNpad App was downloaded and activated 121,730 times as of March 31, 2016, as compared to 109,784 times as of December 31, 2015 and 63,611 times as of March 31, 2015;

➢	The number of active users[3] of CNpad App was 27,905 in the first quarter of 2016, as compared to 36,679 in the fourth quarter of 2015 and 20,512 in the first quarter of 2015;

➢	Insurance premiums generated through CNpad App were approximately RMB800.1 million (US$124.1 million) in the first quarter of 2016, as compared to RMB989.2 million in the fourth quarter of 2015 and RMB527.2 million in the first quarter of 2015. Total Insurance premiums generated through CNpad App accounted for 25.9% of our total insurance premiums in the first quarter of 2016 as compared to 34.0% in the fourth quarter of 2015 and 25.0% in the first quarter of 2015.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.448 to US$1.00, the effective noon buying rate as of March 31, 2016 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	The marketing campaign expenses are defined as expenses related to targeted marketing activities to promote sales in order to gain more market shares, which is in line with the Company's long term growth strategy. Such expenses are included in selling expenses in the unaudited condensed consolidated income and comprehensive income.
[3]	Active users are defined as users who made at least one purchase through CNpad App during the specified period.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 765,238 as of March 31, 2016, as compared to 678,547 as of December 31, 2015 and 291,716 as of March 31, 2015.

●	Baoxian.com - Our online insurance platform:

➢	The number of active customer accounts[4] was 27,769 in the first quarter of 2016, as compared to 42,512 in the fourth quarter of 2015 and 6,512 in the first quarter of 2015;

➢	Insurance premiums generated on or through Baoxian.com was RMB12.0 million in the first quarter of 2016, as compared to RMB10.4 million in the fourth quarter of 2015 and RMB5.7 million in the first quarter of 2015;

Operating Data:

●	As of March 31, 2016, CNinsure’s distribution network consisted of 447 sales outlets operating in 18 provinces, compared with 431 sales outlets operating in 16 provinces as of March 31, 2015. Its claims service network covered 29 provinces with 155 service outlets as of March 31, 2016, compared with 143 service outlets in 27 provinces as of March 31, 2015. CNinsure had 132,539 sales agents and 1,400 professional claims adjustors as of March 31, 2016, compared with 66,859 sales agents, and 1,434 professional claims adjustors as of March 31, 2015.

Commenting on the first quarter of 2016 financial results, Mr. Chunlin Wang, chief executive officer of CNinsure, stated, "With the aim of achieving our eight year sales target of RMB100 billion in insurance premiums, we focused on expanding our sales network coverage and invested approximately RMB78.4 million in marketing during the first quarter of 2016. We are happy to report that these efforts have yielded encouraging results. In the first quarter of 2016, insurance premiums were up 46.2% year-over-year and net revenues beat our guidance with a strong growth of 56.7% year-over-year. Noticeably, revenues from our property and casualty insurance and life insurance agency businesses grew 43.3% and 173.4% year-over-year, respectively, and revenues from our brokerage business increased 66.3% year-over-year.

"The strong results of the first quarter of 2016 are evidence of the success of our marketing campaign and reaffirm our confidence in our growth strategy. In the next quarter, we expect to increase investment in marketing and continue to extend our sales and service footprint nationwide, which we believe will further strengthen our leading market position and put us further ahead of our competitors."

[4]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

Financial Results for the First Quarter of 2016

Total net revenues were RMB907.9 million (US$140.8 million) for the first quarter of 2016, representing an increase of 56.7% from RMB579.5 million for the corresponding period in 2015.

●	Net revenues for the insurance agency business were RMB697.5 million (US$108.2 million) for the first quarter of 2016, representing an increase of 60.9% from RMB433.5 million for the corresponding period in 2015. The increase was primarily driven by a 43.3% increase in net revenues derived from the P&C insurance agency business, from RMB375.0 million for the first quarter of 2015 to RMB537.5 million (US$83.4 million) for the first quarter of 2016, and a 173.4% increase in net revenues derived from the life insurance agency business, from RMB58.5 million for the first quarter of 2015 to RMB159.9 million (US$24.8 million) for the first quarter of 2016. The growth of the P&C insurance agency business was primarily due to a 40.6% growth in insurance premiums as a result of enhanced marketing efforts. The increase in net revenues generated from the life insurance agency business was primarily due to a 207.6% increase in commissions derived from new long-term life insurance policy sales, primarily driven by enhanced marketing efforts and the successful implementation of our cross-selling strategy. Revenues generated from the insurance agency business accounted for 76.8% of total net revenues in the first quarter of 2016.

●	Net revenues for the insurance brokerage business were RMB143.1 million (US$22.2 million) for the first quarter of 2016, representing an increase of 66.3% from RMB86.1 million for the corresponding period in 2015. This growth was primarily attributable to enhanced marketing efforts during the quarter. Revenues generated from the insurance brokerage business accounted for 15.8% of total net revenues in the first quarter of 2016.

●	Net revenues for the claims adjusting business were RMB67.3 million (US$10.4 million) for the first quarter of 2016, representing an increase of 12.3% from RMB59.9 million for the corresponding period in 2015. Revenues generated from the claims adjusting business accounted for 7.4% of total net revenues in the first quarter of 2016.

Total operating costs and expenses were RMB927.9 million (US$143.9 million) for the first quarter of 2016, representing an increase of 60.3% from RMB578.6 million for the corresponding period in 2015.

●	Total operating costs were RMB708.8 million (US$109.9 million) for the first quarter of 2016, representing an increase of 57.8% from RMB449.1 million for the corresponding period in 2015. The increase was primarily due to sales growth.

➢	Costs of insurance agency business were RMB546.8 million (US$84.8 million) for the first quarter of 2016, representing an increase of 61.2% from RMB339.3 million for the corresponding period in 2015, primarily driven by a 44.6% increase in costs for the P&C insurance agency business to RMB437.5 million (US$67.8 million) for the first quarter of 2016, and a 196.7% increase in costs for the life insurance agency business to RMB109.4 million (US$17.0 million) for the first quarter of 2016. Costs for the life insurance agency business increased faster than the revenues, primarily reflecting growth in the sales of long-term life insurance policies to new customers, which generally have higher costs than the renewal of policies with existing customers. Costs incurred by the insurance agency business accounted for 77.2% of total operating costs in the first quarter of 2016.

➢	Costs of insurance brokerage business were RMB113.6 million (US$17.6 million) for the first quarter of 2016, representing an increase of 66.0% from RMB68.5 million for the corresponding period in 2015. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 16.0% of total operating costs in the first quarter of 2016.

➢	Costs of claims adjusting business were RMB48.3 million (US$7.5 million) for the first quarter of 2016, representing an increase of 17.0% from RMB41.3 million for the corresponding period in 2015. The increase was primarily due to sales growth. Costs incurred by the claims adjusting business accounted for 6.8% of total operating costs in the first quarter of 2016.

●	Selling expenses were RMB109.1 million (US$16.9 million) for the first quarter of 2016, representing an increase of 301.5% from RMB27.2 million for the corresponding period in 2015, primarily attributable to RMB78.4 million (US$12.2 million) in marketing expenses in the first quarter of the year.

●	General and administrative expenses were RMB110.0 million (US$17.1 million) for the first quarter of 2016, representing an increase of 7.4% from RMB102.4 million for the corresponding period in 2015. The increase was primarily due to increases in payroll and conference expenses, offset by decline in share-based compensation expense, depreciation and amortization expenses.

As a result of the preceding factors, we had an operating loss of RMB20.0 million (US$3.1 million) for the first quarter of 2016, as compared to an operating income of RMB0.9 million for the corresponding period in 2015.

Investment income was RMB19.5 million (US$3.0 million) for the first quarter of 2016, representing an increase of 570.4% from RMB2.9 million for the corresponding period in 2015, primarily due to increase in short-term investments in financial products, which generate higher yields than term deposits, from RMB668.9 million as of March 31, 2015 to RMB2.6 billion (US$399.0 million) as of March 31, 2016. These short-term investments mainly consisted of inter-bank deposits or collective trust products with a term of half a year to two years, which pay interest on a quarterly, semi-annual or annual basis. Our investment income may fluctuate from quarter to quarter because these investments are classified as available for sales and because investment income is recognized when received.

Interest income was RMB4.5 million (US$0.7 million) for the first quarter of 2016, representing a decrease of 75.7% from RMB18.6 million for the corresponding period in 2015. The decrease in interest income was primarily due to decreases in interest rates and term deposits as a result of an increase in short-term investments.

Income tax expense was RMB0.4 million (US$0.1 million) for the first quarter of 2016, representing a decrease of 87.3% from RMB3.1 million for the corresponding period in 2015. The decrease was primarily due to operating loss in the first quarter of 2016 compared with operating income for the corresponding period in 2015. The effective tax rate for the first quarter of 2016 was 6.3% compared with 12.8% for the corresponding period in 2015.

Share of income of affiliates was RMB10.1 million (US$1.6 million) for the first quarter of 2016, representing an increase of 28.6% from RMB7.8 million for the corresponding period in 2015, mainly attributable to an increase of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB19.4 million (US$3.0 million) for the first quarter of 2016, representing a decrease of 41.3% from RMB33.0 million for the corresponding period in 2015.

Net margin was 2.1% for the first quarter of 2016 compared with 5.7% for the corresponding period in 2015.

Basic and diluted net income per ADS were RMB0.34 (US$0.05) and RMB0.32 (US$0.05) for the first quarter of 2016, respectively, representing a decrease of 41.6% and 41.4% from RMB0.57 and RMB0.55 for the corresponding period in 2015, respectively.

As of March 31, 2016, the Company had RMB603.1 million (US$93.5 million) in cash and cash equivalents.

Recent Development

On May 9, 2016, CISG Holdings Limited ("CISG Holdings"), a wholly-owned subsidiary of CNinsure, entered into a share purchase agreement with the minority shareholders of Inscom Holding Limited (“Inscom”) to acquire the remaining 34.9% of the equity interests in Inscom and the outstanding share options of Inscom for a total consideration of approximately RMB198.8 million which consists of (i) RMB181.1 million in cash and (ii) 7,416,000 ordinary shares of CNinsure, equivalent to 370,800 American Depositary Shares (the “Inscom Acquisition”). Upon completion of the Inscom Acquisition in May 2016, CISG Holdings's equity interests in Inscom increased from 65.1% to 100%.

CISG Holdings acquired 65.1% equity interests of Inscom in 2010, as part of our strategic move to enter the e-commerce insurance business. Inscom beneficially owns 100% of the equity interests in Shenzhen Inscom E-commerce Co., Ltd., the operating entity of Baoxian.com, our online insurance platform offering travel, accidental and health insurance products. As of date, except for two insurance agencies and the claims adjusting operation, we have completed acquiring the minority interests of all of our insurance intermediary companies.

Commenting on the Inscom Acquisition, Mr. Chunlin Wang said, "We believe that acquiring all of the equity interests in Inscom will allow us to increase investment to accelerate the growth of our online insurance business, which is an important component to achieving our eight-year growth target of RMB100 billion of insurance premiums."

Business Outlook

CNinsure expects its total net revenues to grow by approximately 40% for the second quarter of 2016 compared with the corresponding period in 2015. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its first quarter 2016 financial results as per the following details.

Time: 9:00 pm Eastern Time on May 24, 2016
or 9:00 am Beijing/Hong Kong Time on May 25, 2016

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 6100551

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2015	2016	2016
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,115,266	603,058	93,526
Restricted cash	17,585	18,666	2,895
Short term investments	2,026,256	2,572,756	399,001
Accounts receivable, net	241,264	286,816	44,481
Insurance premium receivables	1,526	667	103
Other receivables	51,828	66,739	10,350
Amounts due from related parties	36,508	32,781	5,084
Other current assets	22,828	25,388	3,938
Total current assets	3,513,061	3,606,871	559,378

Non-current assets:
Property, plant, and equipment, net	34,145	31,450	4,877
Goodwill and intangible assets, net	153,182	140,464	21,785
Deferred tax assets	1,658	5,905	916
Investment in affiliates	284,194	274,641	42,593
Other non-current assets	28,188	28,188	4,372
Total non-current assets	501,367	480,648	74,543
Total assets	4,014,428	4,087,519	633,921

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2015	2016	2016
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB4,141 and RMB4,284 (US$664) as of December 31, 2015 and March 31, 2016, respectively)	160,891	175,836	27,270
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,680 and RMB3,434 (US$533) as of December 31, 2015 and March 31, 2016, respectively)	5,187	6,268	972
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB5,720 and RMB4,889 (US$758) as of December 31, 2015 and March 31, 2016, respectively)	213,562	273,781	42,460
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,625 and RMB783 (US$121) as of December 31, 2015 and March 31, 2016, respectively)	48,150	39,128	6,068
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB1,152 and RMB1,080 (US$167) as of December 31, 2015 and March 31, 2016, respectively)	60,658	63,012	9,772
Total current liabilities	488,448	558,025	86,542

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of March 31	As of March 31
	2015	2016	2016
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	70,354	70,354	10,911
Deferred tax liabilities	22,057	15,331	2,378
Total non-current liabilities	92,411	85,685	13,289
Total liabilities	580,859	643,710	99,831

Ordinary shares	8,592	8,593	1,333
Additional paid-in capital	2,454,244	2,473,265	383,571
Statutory reserves	302,115	301,727	46,794
Retained earnings	871,356	891,104	138,199
Accumulated other comprehensive loss	(50,048)	(70,989)	(11,009)
Subscription receivables	(268,829)	(267,592)	(41,500)
Total CNinsure Inc. shareholders’ equity	3,317,430	3,336,108	517,388
Non-controlling interests	116,139	107,701	16,702
Total equity	3,433,569	3,443,809	534,090
Total liabilities and equity	4,014,428	4,087,519	633,921

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2015	2016	2016
	RMB	RMB	US$
Net revenues:
Agency	433,532	697,471	108,169
Brokerage	86,066	143,106	22,194
Claims adjusting	59,903	67,287	10,435
Total net revenues	579,501	907,864	140,798
Operating costs and expenses:
Agency	(339,280)	(546,807)	(84,803)
Brokerage	(68,470)	(113,629)	(17,622)
Claims adjusting	(41,307)	(48,339)	(7,497)
Total operating costs	(449,057)	(708,775)	(109,922)
Selling expenses	(27,184)	(109,132)	(16,925)
General and administrative expenses	(102,408)	(109,955)	(17,053)
Total operating costs and expenses	(578,649)	(927,862)	(143,900)
Income (loss) from operations	852	(19,998)	(3,102)
Other income, net:
Investment income	2,907	19,490	3,023
Interest income	18,562	4,518	701
Others, net	2,051	2,211	343
Income before income taxes and income of affiliates	24,372	6,221	965
Income tax expense	(3,109)	(394)	(61)
Share of income of affiliates	7,846	10,090	1,565
Net income	29,109	15,917	2,469
less: net loss attributable to noncontrolling interests	(3,893)	(3,443)	(534)
Net income attributable to the Company’s shareholders	33,002	19,360	3,003

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2015	2016	2016
	RMB	RMB	US$
Net income per share:
Basic	0.03	0.02	0.00
Diluted	0.03	0.02	0.00
Net income per ADS:
Basic	0.57	0.34	0.05
Diluted	0.55	0.32	0.05

Shares used in calculating net income per share:
Basic	1,150,565,906	1,155,069,427	1,155,069,427
Diluted	1,201,532,908	1,202,524,286	1,202,524,286

Net income	29,109	15,917	2,469
Other comprehensive loss, net of tax: Foreign currency translation adjustments	(815)	(1,298)	(201)
Share of other comprehensive loss of affiliates, net of tax	—	(19,643)	(3,046)
Comprehensive income	28,294	(5,024)	(778)
Less: Comprehensive loss attributable to the noncontrolling interests	(3,893)	(3,443)	(534)
Comprehensive income attributable to the CNinsure Inc’s shareholders	32,187	(1,581)	(244)

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended
	March 31,
	2015	2016	2016
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	29,109	15,917	2,469
Adjustments to reconcile net income to net cash (used in) generated from operating activities:
Depreciation	6,623	3,344	519
Amortization of intangible assets	3,554	1,317	204
Allowance for doubtful receivables	399	(690)	(107)
Compensation expenses associated with stock options	4,641	2,895	449
Investment income	(2,108)	(12,128)	(1,881)
(Gain) loss on disposal of property, plant and equipment	(29)	2	0.0
Share of income of affiliates	(7,846)	(10,090)	(1,565)
Changes in operating assets and liabilities	(37,991)	22,140	3,434
Net cash (used in) generated from operating activities	(3,648)	22,707	3,522

Cash flows used in investing activities:
Purchase of property, plant and equipment	(1,336)	(1,633)	(253)
Proceeds from disposal of property and equipment	248	24	4
Purchase of short term investments	—	(2,205,000)	(341,967)
Proceeds from disposal of short term investments	22,108	1,667,599	258,623
Disposal of subsidiaries, net	—	6,436	998
Increase in restricted cash	(1,675)	(1,081)	(168)
Increase in amounts due from related parties	(35,773)	—	—
Net cash used in investing activities	(16,428)	(533,655)	(82,763)

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended
	March 31,
	2015	2016	2016
	RMB	RMB	US$
Cash flows used in financing activities:
Acquisition of additional interests in subsidiaries	(108,000)	(1,200)	(186)
Dividend distributed to noncontrolling interests	(2,450)	—	—
Proceeds on exercise of stock options	—	1	0.0
Net cash used in financing activities	(110,450)	(1,199)	(186)

Net decrease in cash and cash equivalents	(130,526)	(512,147)	(79,427)
Cash and cash equivalents at beginning of period	2,103,068	1,115,266	172,963
Effect of exchange rate changes on cash and cash equivalents	(815)	(61)	(10)
Cash and cash equivalents at end of period	1,971,727	603,058	93,526
Interest paid	—	—	—
Income taxes paid	2,194	2,607	404

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@cninsure.net

Source: CNinsure Inc.